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SEC FILE NUMBER
8-50450

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westrock Capital Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

754 Chestnut Ridge Road
(No. and Street)

Chestnut Ridge	NY	10977
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Parbati Bhattacharya	845-371-8800	westrock00@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rabindra N Bhattacharya, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westrock Capital Management, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHAHANA SHIRAZI
Notary Public, State of New York
Qualified in Rockland County
Reg. No. 01SH624296
My Commission Expires 7/5/2027

Signature: [signature]

Title: Managing Partner

[signature] 2/19/2025
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's of
Westrock Capital Management, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westrock Capital Management, Inc. (the "Company") as of December 31, 2024, the related statements of comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Westrock Capital Management, Inc.'s auditor since 2020.

Hauppauge, New York
February 18, 2025

Nawrocki Smith LLP

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Current assets:	
Cash and cash equivalents	$ 66,153
Due from Clearing Firm	26,872
Total current assets	93,025
Long-term Investments:	
Investment - securities owned at fair market value	3,202,386
Capitalized assets, net of accumulated depreciation and amortization of $204,482	-0-
Deposit held by clearing firm	15,004
Other assets	3,029
Total assets	$3,313,444

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued expenses and accounts payable	$ 7,904
Due to Clearing Firm	1,909,579
Total liabilities	1,917,483
Stockholders' equity	
Capital stock – no par value, $250 stated value	
Authorized – 1,000 shares	
Issued and outstanding – 40 shares	10,000
Additional paid-in capital	146,976
Retained earnings	(197,766)
Accumulated other Comprehensive Income – Unrealized Holding Gains on Available-for-Sale Securities	1,436,751
Total stockholder's equity	1,395,961
Total liabilities and stockholders' equity	$ 3,313,444

The accompanying notes are an integral part of these financial statements

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:	
Commission and fees	$ 263,828
Commission – Mutual Fund Trailers	6,341
Interest and dividends	39,724
Other income	8,221
Net realized Gain on investments	19,140
Total revenues	337,254
Expenses:	
Clearing and regulatory charges	38,717
Payroll and related expenses	21,823
Rent	70,000
Interest expense	170,793
Insurance	7,078
Travel	11,046
Professional fees	9,000
Regulatory fees	5,178
Office and other expenses	41,763
Total expenses	375,398
Net Income	(38,144)
Other Comprehensive Income	435,984
Comprehensive Income	$ 397,840

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Stock At Stated Value	Additional Paid – In Capital	Retained Earnings	Accumulated other Comprehensive Income	Total
Balance, January 1, 2024	$10,000	$146,976	$(89,561)	$1,000,767	$1,068,182
Stockholders' distributions	-	-	(70,061)	-	(70,061)
Comprehensive Income (loss)	-	-	(38,144)	435,984	397,840
Balance, December 31, 2024	$10,000	$146,976	$(197,766)	$1,436,751	$1,395,961

The accompanying notes are an integral part of these financial statements

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:	
Net Loss	$ (38,144)
Adjustments to net income:	
Changes in assets and liabilities:	
Due from Clearing Firm	3,208
Clearing Deposits and Other Assets	(455)
Accrued expenses and accounts payable	3,555
Due to Clearing Firm	408,054
Net cash provided by operating activities	414,362
Cash flows from investing activities:	
Investments at fair market value, net	(731322)
Net cash used in investing activities	(731,322)
Cash flows from financing activities:	
Stockholders' distributions	(70,061)
Other Comprehensive Income	435,986
Net cash provided by financing activities	365,925
Net change in cash and cash equivalents for the year	10,821
Cash and cash equivalents, beginning of year	70,336
Cash and cash equivalents, end of year	$ 81,157

Supplemental Disclosures:	
Interest paid	$170,793
Income taxes paid	50

Reconciliation of Cash and cash equivalents

Cash and cash equivalents	$66,153
Deposit held by clearing firm	15,004
Total	$81,157

The accompanying notes are an integral part of these financial statements

Note 1 – Business Description

Westrock Capital Management, Inc., an S Corporation, was incorporated in the State of New York on July 1, 1996. Westrock is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Westrock's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 – Summary of Significant Accounting Policies

The majority of Westrock's revenue is recognized at a point in time based on the transfer of ownership of securities. The adoption of ASU 606 did not have a significant impact on Westrock's financial statements. Westrock's revenue arrangements generally consist of single performance obligation to transfer promised securities. Based on Westrock's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the standard.

Cash and Cash Equivalents
For purposes of the statement of cash flows Westrock considers all highly liquid debt instruments with an original maturity of three months or less to be a cash equivalent.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*, which requires a lessee to recognize assets and liabilities on the balance sheet for operating leases and changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance. In July 2018, the FASB also issued ASU 2018-11, *Leases (Topic 842): Targeted Improvements*, which permits entities to continue applying legacy guidance in ASC Topic 840, *Leases* (Topic 840"), including its disclosure requirements, in the comparative periods presented in the year that the entity adopts the new leasing standard. Under this transition method, the cumulative effect of initially applying Topic 842 is recognized as an adjustment to the opening balance of retained earnings or accumulated deficit at the beginning of the annual reporting period that includes the date of initial application

Short-term lease exemption for lessees as discussed in Topic 842-20-25-2 is a lease which a lessee may elect not to apply the recognition requirements of Topic 842. This election should be made by class of underlying asset. If a lessee chooses to elect this short-term lease measurement and recognition exemption, it should recognize the lease payments in on a straight-line basis over the lease term.

The Topic 842 Glossary defines a short-term lease: A lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Capitalized assets
Capitalized assets are recorded at costs and depreciated over their estimated useful lives using accelerated methods.

Method of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Subsequent Events
Accounting Standards Codification ("ASC") 855 Subsequent Events sets forth general accounting disclosure requirements for events that occur subsequent to the balance sheet date but before Westrock's financial statements are issued. Westrock has evaluated events through **February 18, 2025**, the date the financial statements were available to be issued. Because non- recognized subsequent events generally do not relate to conditions existing at the balance sheet date, they are not recognized in these financial statements.

Note 3 - Revenue from Contracts with Customers

Revenue Recognition
Securities owned are recorded at fair value based on quoted market prices. Securities transactions and related clearing expenses are recorded on the trade date basis. Unrealized and realized gains and losses are reported on a net basis and is recorded as Other Comprehensive Income on the Statement of Comprehensive Income

Significant Judgments
Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source:
Revenue from contracts with customers:

Commissions:	
Brokerage commissions	$263,828
Commission-Mutual Fund Trailers	6,341
Total revenues from contracts with customers	$270,169

Contract assets and liabilities
Contract assets or liabilities exist when revenue is recognized over time. Westrock does not have any contract assets or liabilities at December 31, 2024.

Performance obligations

Brokerage commissions: Westrock derives its revenues primarily from buying and selling securities on behalf of its customers based on quoted market price. Each time a customer enters into a buy or sell transaction, Westrock charges a commission. Commissions and related clearing expenses are recorded on the trade date basis. Westrock believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Costs to Obtain or Fulfill a contract with a customer

Westrock's costs to obtain revenues are mainly clearing costs charged by the clearing firm (AXOS Clearing). These costs are expensed immediately as there are no performance obligations created for future events.

Note 4 – Clearing Agreements

In September 2015, Westrock entered into a clearing agreement with AXOS Clearing, Inc. (previously COR Clearing) to carry the customer's accounts of its trading business, including the cash and margin accounts, to clear all transactions on a fully disclosed basis.

Note 5 – Investments

Westrock's investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2024 investments consist of the following:

	2024
Equity securities	$3,202,386

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities Westrock has the ability to assess.
Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2024, Westrock's investments are classified as follows based on fair values:

Category	2024 Fair Value
Level 1	$3,202,386
Level 2	$ - 0 -
Level 3	$ - 0 -
Total	$3,202,386

Note 6 – Capitalized Assets

At December 31, 2024, capitalized assets consist of the following:

Leasehold improvements	$111,352
Furniture and equipment	93,130
	204,482
Less: accumulated depreciation and amortization	204,482
	$ - 0 -

Depreciation and amortization expenses for the year ended December 31, 2024 is $-0-

Note 7 – Net Capital Requirements

As a member of the Financial Industry Regulatory Authority, Inc. Westrock is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as **those terms are** defined by the rule. As of December 31, 2024, the corporation's ratio of aggregate indebtedness to net capital was 1.01% and its excess net capital was $775,456 compared with a net capital requirement of $5,000.

Note 8 – Income Taxes

Westrock has elected to be treated as an "S" corporation for Federal and State income tax purposes. Under the provisions of Subchapter S, Westrock does not pay federal corporate income taxes on its taxable income. Corporate income or loss is included in the shareholders' individual income tax return. The statute of limitation for examination by Internal Revenue Service and New York State for the federal and state tax returns has expired for tax years before 2021.

Note 9 – Commitments and Contingencies

Westrock entered to a short-term lease agreement to a lease a space, owned by Westrock's shareholders. located at 754 Chestnut Ridge, New York 10977 on a yearly basis. Lease is subject to cancellation with 60 days' notice to Westrock and respected authorities. The annual rent expense for 2024 was $70,000. The Topic 842 defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise Accordingly, Westrock has elected to apply short-term lease exemption as described in Topic 842-20-25-2

and took the position not to apply the recognition requirements of Topic 842.Since it is operating lease does not meet the definition of a finance lease; capitalization of lease is not applicable per Topic 842 and as such Westrock will not recognize Lease assets and liabilities on the balance sheet.

Note 10 – Concentrations

Westrock maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. Westrock has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. During 2024, Westrock provided services to approximately 10 major customers, resulting in revenues of approximately 59% of Westrock's total revenues.

Note 11 – Off Balance Sheet Risk

Pursuant to a clearance agreement, Westrock introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, Westrock has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by Westrock and must maintain, at all times, a clearing deposit of not less than $15,000. In accordance with industry practice and regulatory requirements, Westrock and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, Westrock's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose Westrock to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and Westrock has to purchase or sell the financial instrument underlying the contract as a loss.

Note 12 - Customer Complaint
None.

Note 13 – Segment Reporting

Westrock follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, **the Company is considered to be a single reportable segment.** The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies

SCHEDULE I

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Total stockholders' equity from Statement of Financial Condition	$ 1,395,961
Total non-allowable assets from Statement of Financial Condition	(3,029)
Haircuts on firm investments including undue concentrations	(612,476)
Net capital	$ 780,456

Minimum net capital required on aggregate indebtedness (6 2/3% of aggregate indebtedness)	$ 527
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 775,456

Total A.I. liabilities from Statement of Financial Condition	$ 7,904
Ratio: Aggregate indebtedness to net capital	1.01%

See Report of Independent Registered Public Accounting Firm

SCHEDULE 1 (CONTINUED)

WESTROCK CAPITAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(X-17A-5)
DECEMBER 31, 2024

	Focus Report- Part IIA Period ended December 31, 2024	Adjustments	Annual Financial Statements at December 31, 2024
Computation of net capital:			
Total stockholders' equity from Statement of Financial Condition	$ 1,395,961	$ -	$ 1,395,961
Less: Total non-allowable assets from Statement of Financial Condition	3,029	-	3,029
Less: Haircuts on firm investments including undue concentrations	612,476	-	612,476
Net capital	$ 780,456	$ -	$ 780,456

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION
AS OF DECEMBER 31, 2024

Westrock is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. Westrock has all customer transactions cleared through another broker-dealer (AXOS Cleating LLC) on a fully disclosed basis. Westrock was in compliance with the conditions of the exemption as of December 31, 2024.

SCHEDULE III

WESTROCK CAPITAL MANAGEMENT, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Westrock is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. Westrock does not carry securities accounts for customers or perform custodial functions relating to customer securities. Westrock was in compliance with the conditions of the exemption as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's of
Westrock Capital Management, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westrock Capital Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
February 18, 2025

Nawrocki Smith LLP

WESTROCK CAPITAL MANAGEMENT, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Westrock Capital Management is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required **by 17 C.F.R. §240. 17a**-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Westrock Capital Management, Inc.

I, Rabindra Nath Bhattacharya, affirm that, my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

Date: February **18, 2025**

WESTROCK CAPITAL MANAGEMENT, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

Total Revenue			$337,255
Additions:			
1-Revenues from the securities business of subsidiaries and predecessors not included above			-
2-Net loss from principal transactions in securities in trading accounts			-
3-Net loss from principal transactions in commodities in trading accounts			-
4-Interest and dividend expense deducted in determining total revenue			-
5-Net loss from management of or participation in the underwriting or distribution of securities			-
6-Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in in underwriting or distribution of securities			-
7-Net loss from securities in investment accounts			-
Total additions			-0-
-			
Deductions:			
1-Revenues from the distribution of shares of a registered open end-Investment company or unit investment trust, from the sale of variable Annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products			-
2-Revenue from commodity transactions			-
3-Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions			-
4- Reimbursements for postage in connection with proxy solicitation			-
5- Net gain from securities in investment accounts			19,140
6- 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers' acceptances or commercial paper that mature nine months or less from issuance date.			-
7- Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act			-
8- Other revenue not related either directly or indirectly to the securities business			-
9- (i) Total interest and dividend expense but not in excess of total interest and dividend income		39,724	
(ii)40% of margin interest earned on customers securities accounts		-	
Greater of (i) or (ii)			39,724
Total deductions			58,864
SIPC Net Operating Revenues			278,891
General Assessment @ .0015			$ 417.00

See Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

DETERMINATION OF “SIPC NET OPERATING REVENUES”
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2024

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment	$417.00
Less: Payments Made with SIPC-6 (Paid July 15, 2024)	(227.00)
Payments Made with SIPC-7(Paid January 28, 2025)	190.00
Total Assessment Balance Due	$ -0-